Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 19, 2006
Relating to Preliminary Prospectus dated November 27, 2006
Registration No. 333-134086
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 27, 2006 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-134086) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1351197/000093639206001137/a20169a6sv1za.htm . The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	4,600,000 shares (excluding the underwriters’ option to purchase up to 690,000 additional shares to cover over-allotments, if any)

Common stock to be outstanding after this offering:	15,634,343

Initial public offering price per share:	$6.00 per share

Potential purchases by existing stockholders:	Certain of our existing stockholders have indicated an interest in purchasing up to approximately 800,000 shares of our common stock in this offering at the public offering price. At the initial public offering price of $6.00 per share, these stockholders would purchase up to approximately $4.8 million of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine not to sell shares in this offering to our existing stockholders, or our stockholders may decide not to purchase shares in this offering.

Net proceeds to us:	Approximately $21.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $13.00 per share.

We currently expect to use our net proceeds from this offering for the same purposes set forth in the Preliminary Prospectus, including approximately:

• $12.0 million to build our sales and marketing organization and implement promotional and advertising campaigns related to the commercial launch of our FDA-approved product, ArteFill;

• $5.0 million to conduct our long-term, post-market safety study of approximately 1,000 patients treated with ArteFill, as a condition of regulatory approval;

• $2.5 million to further automate and expand capacity at our manufacturing facilities; and

• $2.0 million to conduct further studies to evaluate the feasibility, safety and efficacy of ArteFill for other aesthetic applications, such as the treatment of acne scars and wounds, and use in aesthetic reconstructive surgery.

As stated in the Preliminary Prospectus, we intend to use the remainder of our net proceeds for working capital and general corporate purposes. We may also use a portion of our net proceeds to acquire or to invest in businesses, products or technologies that we believe are complementary to our own, or to obtain the right to use such complementary technologies. We currently have no commitments with respect to any acquisition or investment.

The amounts and timing of our actual expenditures may vary significantly depending upon numerous factors, including the timing of our initial commercial shipments of ArteFill, the progress of our commercialization efforts, and our operating costs and capital expenditures. We will retain broad discretion in the allocation of the net proceeds of this offering, and we reserve the right to change the specific allocation of use of these proceeds. Pending use of the net proceeds from this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield favorable returns. We believe that our available cash, together with the net proceeds of this offering and the funds available to the Company under its credit facility, will be sufficient to meet our capital requirements for at least the next 12 months.

Pro forma as adjusted balance sheet data:	Based on the initial offering price of $6.00 per share, as of September 30, 2006, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $34.7 million, working capital would have been approximately $34.3 million, total assets would have been approximately $51.6 million and total stockholders’ equity would have been approximately $44.4 million.

Pro forma as adjusted capitalization:	Based on the initial offering price of $6.00 per share, as of September 30, 2006, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $116.1 million, total stockholders’ equity would have been approximately $44.4 million and total capitalization would have been approximately $44.5 million.

Dilution:	Based on the initial public offering price of $6.00 per share, our pro forma as adjusted net tangible book value after this offering would have been $40.6 million, as of September 30, 2006. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $0.86 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $3.41 per share to investors participating in this offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 29.4% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 25.3% of the total consideration paid for our common stock.

Option grants in last fiscal year:	The following table provides information regarding stock options granted to our named executive officers during the fiscal year ended December 31, 2005. Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the initial public offering price of $6.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

2005 Option Grants

	Potential Realizable
	Value at Assumed
	Annual Rates of Stock
	Price Appreciation for
	Option Term

Name	5%	10%

Christopher J. Reinhard	$—	$—
Peter C. Wulff	74,358	111,363
Stefan M. Lemperle, M.D.	—	—
Gottfried Lemperle, M.D., Ph.D.	—	—
William von Brendel	31,482	47,851

Aggregated option exercises in 2005 and year-end option values:	The following table summarizes the total value of options held by our named executive officers as of December 31, 2005. The value of the unexercised in-the-money options at year-end have been calculated using the initial public offering price of $6.00 per share, less the applicable per share exercise price. There were no option exercises by our named executive officers during the fiscal year ended December 31, 2005.

2005 Aggregated Option Exercises and Year-End Values

	Value of unexercised
	in-the-money options at
	December 31, 2005

Name	Exercisable	Unexercisable

Christopher J. Reinhard	$90,309	$15,220
Peter C. Wulff	7,441	41,265
Stefan M. Lemperle, M.D.	318,528	—
Gottfried Lemperle, M.D., Ph.D.	141,728	131,801
William von Brendel	20,841	55,040
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus relating to these securities may be obtained from Cowen and Company, LLC Prospectus Department at ADP, 1155 Long Island Avenue, Edgewood, New York 11717, phone number 631-254-7106, or Lazard Capital Markets LLC, 30 Rockefeller Plaza, 60th Floor, New York, New York 10020, phone number (212) 632-6717.